As filed with the Securities and Exchange Commission on May 15, 1998
                                            Registration Nos. 333-
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              ---------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                  AMERICAN INTERNATIONAL PETROLEUM CORPORATION
             (Exact name of Registrant as specified in its charter)

Nevada                                                      13-3130236
(State or other jurisdiction of                       (I.R.S. Employer
incorporation or organization)                        Identification Number)

                           444 Madison Ave, Suite 3203
                            New York, New York 10022
                                 (212) 688-3333
                        (Address and telephone number of
                    registrant's principal executive offices)

                      -------------------------------------

                               DR. GEORGE N. FARIS
                             Chief Executive Officer
                  AMERICAN INTERNATIONAL PETROLEUM CORPORATION
                         444 Madison Avenue, Suite 3203
                            New York, New York 10022
                            Telephone: (212) 688-3333
                           Telecopier: (212) 688-6657
                               (Name, address and
                     telephone number of agent for service)

                          ----------------------------

                                   Copies to:
                               CHARLES SNOW, ESQ.
                             SNOW BECKER KRAUSS P.C.
                                605 Third Avenue
                          New York, New York 10158-0125
                            Telephone: (212) 687-3860
                               Fax: (212) 949-7052

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after this Registration Statement becomes effective.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                            ------------------------

                         CALCULATION OF REGISTRATION FEE

                                             Proposed            Proposed
   Title of Each          Amount              Maximum             Maximum            Amount of
       Class               to be          Offering Price         Aggregate         Registration
   of Securities        Registered        Per Security(1)   Offering Price (1)          Fee
 to be Registered
Common Stock,         7,509,202 (2)            $2.69 (3)      $20,199,753.38        $ 6,121.14
$.08 par value

Common Stock,         1,518,550 (4)            $2.69 (3)      $ 4,084,899.50        $ 1,237.85
$.08 par value

Common Stock,         1,500,000 (5)            $2.69 (3)      $ 4,035,000.00        $ 1,222.73
$.08 par value                                                                      ----------
               Total Registration Fee...............................................$ 8,581.72
                                                                                    ==========

-----------------

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 promulgated under the Securities Act of 1933.

(2) Represents shares issuable upon conversion of the Registrant's 14% Convertible Notes due April 21, 2000 (the "Convertible Notes") acquired and that may be acquired by the selling securityholders named herein (the "Selling Securityholders") pursuant to a Securities Purchase Agreement dated as of April 21, 1998 (the "Securities Purchase Agreement"), including shares issuable in payment of accrued but unpaid interest on the Convertible Notes upon conversion. The number of shares issuable upon conversion of the Convertible Notes (including accrued but unpaid interest) has been calculated in accordance with the Securities Purchase Agreement based upon an assumed conversion price of $1.63, representing 85% of the average of the lowest 5 consecutive daily weighted average sales price of the Common Stock on the Nasdaq National Market for the 40 day trading period prior to May 11, 1998. Includes an indeterminate number of shares which may become issuable pursuant to the antidilution provisions of the Convertible Notes.

(3) Calculated solely for the purpose of determining the registration fee pursuant to Rule 457(g)(3) based upon the closing price of the Common Stock on the Nasdaq National Market on May 8, 1998.

(4) Includes 1,400,000 shares issuable upon exercise of warrants issued to the Selling Securityholders in connection with the Securities Purchase Agreement and 118,500 shares isuable upon exercise of warrants issued to a Selling Securityholder as a finder's fee in connection with the Securities Purchase Agreement. Includes an indeterminate number of shares which may become issuable pursuant to the antidilution provisions of the warrants.

(5) Represents shares issuable upon exercise of warrants issued to the Selling Securityholders in connection with a Securities Purchase Agreement dated as of October 9, 1997, as amended. Includes an inderminate number of shares which may become issuable pursuant to the antidilution provisions of the warrants.

                            -------------------------

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

                    SUBJECT TO COMPLETION, DATED MAY 15, 1998

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY STATE.

                                   PROSPECTUS

                  AMERICAN INTERNATIONAL PETROLEUM CORPORATION

                             SHARES OF COMMON STOCK

This Prospectus relates to the offer and sale by the selling securityholders named herein (the "Selling Securityholders") of shares (the "Shares") of the common stock, $.08 par value (the "Common Stock"), of American International Petroleum Corporation, a Nevada corporation (the "Company"), registered in the registration statement of which this Prospectus forms a part (the "Registration Statement").

The shares of Common Stock offered hereby may be acquired by the Selling Securityholders (i) upon conversion of the Company's 14% Convertible Notes due April 21, 2000 (the "Convertible Notes"), including shares issued in payment of accrued interest on the Convertible Notes, (ii) upon exercise of warrants to purchase on aggregate of 3,018,500 shares of Common Stock issued in connection with the issuance and sale of the Convertible Notes and the Company's 14% Convertible Notes due October 15, 1998 (which were issued in October 1997 and are hereinafter referred to as the "1997 Notes"). The conversion price for determining the number of shares of Common Stock issuable upon conversion of the Convertible Notes is 85% of the average of the lowest five consecutive daily weighted average sales price of the Common Stock on the Nasdaq National Market for the 40 trading days immediately preceding the date of conversion.

The distribution of the Shares by the Selling Securityholders, or by pledgees, donees, distributees, transferees or other successors in interest, may be affected from time to time by underwriters who may be selected by the Selling Securityholders and/or broker-dealers, in one or more transactions (which may involve crosses and block transactions) on the Nasdaq National Market or other over-the-counter markets, or in special offerings, exchange distributions or secondary distributions pursuant to and in accordance with the rules of the Nasdaq National Market or of such other over-the-counter markets, in negotiated transactions or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. In connection with the distribution of the Shares or otherwise, the Selling Securityholders may enter into hedging or option transactions with broker-dealers and may sell Shares short and deliver the Shares to close out such short positions. See "Selling Securityholders" and "Plan of Distribution".

The Common Stock is quoted on the Nasdaq National Market under the symbol "AIPN". On May 8, 1998, the closing price of the Common Stock on the Nasdaq National Market was $2.69 per share.

The Company will not receive any proceeds from the sale of the Shares by the Selling Securityholders, but will receive the exercise price of the Warrants.

See "Risk Factors" beginning on page 7 for a discussion of certain risks of an investment in the Common Stock.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              ---------------------

The Shares have been registered pursuant to registration rights granted to the Selling Securityholders. The Company has agreed to pay all expenses of registration in connection with the offering, other than brokerage commissions and underwriting discounts incurred by the Selling Securityholders, which will be borne by the Selling Securityholders. In addition, the Company has agreed to indemnify the Selling Securityholders, underwriters who may be selected by the Selling Securityholders and certain other persons against certain liabilities, including liabilities under the Securities Act of 1933 as amended (the "Securities Act"). The sale of the Shares by the Selling Securityholders is subject to the prospectus delivery and other requirements of the Securities Act.

                The date of this Prospectus is ___________, 1998

                              AVAILABLE INFORMATION

The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and, in accordance therewith, files reports, proxy and information statements and other information with the Securities and Exchange Commission (the "Commission). Reports, proxy statements and other information filed by the Company can be inspected and copied at the Public Reference Room of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Regional Offices of the Commission at Seven World Trade Center, Suite 1300, New York, New York 10048 and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60611, and copies of such material also may be obtained from the Public Reference Room of the Commission at prescribed rates. Information concerning the operation of the Public Reference Room of the Commission may be obtained by calling 1-800-SEC-0330. The Commission also maintains an internet site on the Worldwide Web at www.sec.gov. that contains reports, proxy and information statements and other information regarding the Company and other registrants that file electronically with the Commission.

                       DOCUMENTS INCORPORATED BY REFERENCE

The following documents filed with the Commission are incorporated in this Prospectus by reference:

      1. The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997 ("Form 10-K").

      2. The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1998.

      3. The Company's Proxy Statement dated April 15, 1998 for its Annual Meeting of Shareholders scheduled to be held on June 29, 1998.

      4. The description of the Common Stock contained in the Company's Registration Statement on Form 8-A (File No. 0-14905) filed pursuant to Section 12(g) of the Exchange Act, including any amendment or report filed for the purpose of updating such information.

All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14, and 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents. Any statement contained in a previously filed document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein modifies or supersedes such statement; and any statement contained herein shall be deemed to be modified or superseded to the extent that a statement in any document subsequently filed, which is incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents that have been incorporated by reference in this Prospectus (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the documents that this Prospectus incorporates). Requests for copies of such documents should be directed to the Company at 444 Madison Avenue, Suite 3203, New York, New York 10022; Attention: Corporate Secretary.

                            ------------------------

No person is authorized to give any information or to make any representations other than those contained in this Prospectus in connection with any offer to sell or sale of the securities to which this Prospectus relates and, if given or made, such information or representations must not be relied upon as having been authorized. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, imply that there has been no change in the facts herein set forth since the date hereof. This Prospectus does not constitue an offer to sell or to a solicitation of any offer to buy from any person in any state in which any such offer or solicitation would be unlawful.

                                   THE COMPANY

The following information concerning the Company, is qualified in its entirety by the more detailed information, financial statements and the notes thereto appearing elsewhere in, or incorporated by reference into, this Prospectus. The information included in, or incorporated by reference into, this Prospectus contains forward-looking statements that involve risks and uncertainties, including the Company's continuing losses, working capital deficits, the ability to enter into profitable contracts to utilize the Company's Lake Charles, Louisiana refinery, completion of construction projects and financing of refinery operations, the timely development and financing of new oil and gas projects, the impact of competitive products and pricing, and other risks detailed from time to time in the Company's SEC reports. Unless otherwise indicated or the context otherwise requires, all references to the Company in this Prospectus include AMERICAN INTERNATIONAL PETROLEUM CORPORATION and its wholly owned subsidiaries.

The Company, through its wholly-owned subsidiary, American International Refinery, Inc. (AIRI"), is the owner of a refinery in Lake Charles, Louisiana (the "Refinery"). The Company implemented the production and processing of asphalt, vacuum gas oil and other products at the Refinery in the first quarter of 1998 utilizing low-cost, low-gravity, high-sulphur crudes from Mexico and Venezuela. In addition, the Company, through its wholly-owned subsidiary, American International Petroleum Kazakstan ("AIPK"), is the owner of a 70% working interest in a 20,000 square kilometer exploration block in western Kazakstan and is engaged in oil and gas exploration and development in western Kazakstan. The Company also is seeking other oil and gas projects in the United States, Russia and Central Asia.

The Company was organized on April 1, 1929 under the laws of the State of Nevada under the name Pioneer Mines Operating Company. The name of the Company was changed to American International Petroleum Corporation in 1982. The executive offices of the Company are located at 444 Madison Avenue, Suite 3203, New York, New York 10022, and its telephone number is (212) 688-3333.

Recent Developments

Zao Nafta

On March 16, 1998, the Company signed an agreement for the Exploration of the Mamourinskoye and Saratovskoye oil fields, with Zao Nafta ("Nafta") a Russian closed stock company. This agreement gave the company 90 days in which to perform technical and legal due diligence evaluations of the Nafta properties. These oil fields are included in 17 oil and gas licenses (the "Licenses") held by Nafta, covering about 877,000 acres in the Samara and Saratov regions of Southwestern Russia, approximately 600 to 800 kilometers north of the Caspian Sea and southeast of Moscow. Upon favorable completion of the due diligence evaluation, a joint venture will be formed to operate these 17 Licenses with the Company, as Operator, holding a 75% working interest.

The Company agreed to pay $11 million for the 75% working interest in the joint venture, $5.0 million in cash and $6.0 million in crude oil from 25% of the Company's future net production. The Company made a refundable advance on the purchase price of $300,000 to Nafta for their use in assisting the Company in completing all legal and contractual conditions required by the Company.

Proven recoverable reserves, assigned by governmental authorities for these Licenses, are estimated at about 34 million barrels of oil.

The joint venture agreement will provide for the Company, as Operator, to develop and execute an investment program to activate the 16 wells available for re-entry in the Mamourinskoye License. The Company will commit to expend at least $25 million during the first 24 months of the joint venture on this program and other exploration and production activities within the respective License areas, as long as work can be technically and economically justified. However, the Company's commitments are determined by, and limited to, the joint venture programs to be established by the Company, so Nafta will be responsible for contractual License commitments which may exceed these levels. All work programs for Licenses are determined annually by the respective area governmental agencies controlling the Licenses and therefore are subject to change and revisions based on the results of the prior year's activity.

Should the Company decide to complete the Nafta transaction, based on existing information, it plans to implement an early oil program which should establish production from at least 7 of the 16 wells located in the Mamourinskoye License. This early oil program is estimated to cost approximately $1 to $2 million and should allow for the trucking of crude production of about 3,000 barrels of oil per day to local refineries within 120 days of the establishment of the joint venture. However, there can be no assurance, at this time, that this level of production will be reached. The License area is approximately 60 to 80 kilometers from some of the largest refineries located in Russia, and the main export pipelines pass within 50 kilometers of each of the 17 License areas.

St. Marks Refinery

In March 1998, the Company signed an agreement, subject to certain conditions, to purchase the 20,000 barrels per day St. Marks Refinery and product storage terminal located on the St. Marks River near Tallahassee, Florida in a tax free exchange of stock worth up to $4.5 million. If the Company decides not purchase the 55-acre facility, it has agreed to an annual evergreen lease of the Refinery under specific terms and conditions.

The primary advantage to the Company of the St. Marks acquisition or lease, is the immediate increase of its retail presence from two to five states along the U.S. Gulf Coast, plus a 50% increase in storage tank capacity by adding 33 more tanks totaling more than 460,000 barrels to the Company assets. This transaction provides an opportunity for the Company to double the retail sales capacity of petroleum products manufactured at its Lake Charles, Louisiana Refinery through access to new asphalt product markets plus jet fuel, diesel and industrial fuel oil sales in Florida, Georgia and Alabama.

Financings

On April 21, 1998, the Company issued and sold $5,000,000 aggregate principal amount of Convertible Notes to certain of the Selling Securityholders for a total purchase price of $4,950,000 ( the "Initial Closing") pursuant to a Securities Purchase Agreement dated as of April 21, 1998 (the "Securities Purchase Agreement"). The Securities Purchase Agreement provides for the issuance and sale to the Selling Securityholders of an additional $7,000,000 principal amount of Convertible Notes for a purchase price of $6,930,000 on May 15, 1998 or such later date upon which certain conditions precedent to closing have been satisfied or waived by the Selling Securityholders. The obligation of the Selling Securityholders to purchase the additional Convertible Notes shall terminate if such conditions to closing have not been satisfied prior to May 31, 1998. The Convertible Notes are convertible into shares of Common Stock at the option of the holder thereof, commencing upon the earliest of (x) June 30, 1998,
(y) the date upon which the Registration Statement of which this Prospectus forms a part (the "Registration Statement") is declared effective by the Commission (the "Effective Date") or (z) the date immediately preceding the occurrence of a "Sale Event" (as defined), at a conversion price equal to 85% of the average of the lowest five consecutive daily weighted average sales price of the Common Stock on the Nasdaq National Market for the 40 trading days ending on the date prior to the conversion date. Interest on the Convertible Notes is payable quarterly on the last day of March, June, September and December of each year commencing June 30, 1998, in cash or additional shares of Common Stock, at the option of the Company, except that interest payable upon conversion of the Convertible Notes is payable in additional shares of Common Stock.

In connection with the Selling Securityholders' agreement to purchase the Convertible Notes pursuant to the Securities Purchase Agreement, the Company issued to the Selling Securityholders, at the Initial Closing, warrants to purchase an aggregate of 1,400,000 shares of Common Stock, exercisable at any time prior to April 21, 2003, at an exercise price of $2.76 per share (the "Securities Purchase Agreement Warrants").

The Company also has entered into an Equity Financing Agreement dated as of April 21, 1998 (as amended, the "Equity Financing Agreement") pursuant to which the Selling Securityholders agreed to purchase from the Company, commencing upon the later of (x) 30 days after the Effective Date, and (4) August 1, 1998, shares of Common Stock from time to time on or prior to April 21, 2000, for an aggregate purchase price of up to $40,000,000, subject to the satisfaction of certain specified conditions. The Selling Securityholders are obligated to purchase shares of Common Stock (i) upon request of the Company or (ii) if the ratio of the closing bid price of the Common Stock to the average of the closing bid prices of the Common Stock over the preceding five trading days (the "Average Closing Price") equals or exceeds 1.2 to 1.0. Purchases may not occur more frequently than once every 20 trading days. The purchase price of shares of Common Stock purchased pursuant to the Equity Financing Agreement is 85% of the Average Closing Price. The minimum purchase is $1,000,000 and the maximum purchase is $5,000,000.

In connection with the Selling Securityholders' agreement to purchase shares of Common Stock pursuant to the Equity Financing Agreement, the Company issued to the Selling Securityholders additional warrants to purchase an aggregate of 1,595,978 shares (the "Closing Warrants") and 2,000,000 shares (the "Commitment Fee Warrants") of Common Stock, respectively. The Closing Warrants are exercisable at any time prior to April 21, 2003, at an exercise price of $2.76 per share, subject to adjustment in certain events. The Commitment Fee Warrants become exercisable on April 21, 2000, or such earlier date upon which (i) the aggregate purchase price of shares of Common Stock purchased by the Selling Securityholders pursuant to the Equity Financing Agreement equals $40,000,000, less the amount of any commitment reductions (in the minimum amount of $5,000,000) effected by the Company, (ii) the termination of the Equity Financing Agreement, or (iii) upon certain other specified events. In addition, if the Company elects to reduce the commitment, 500 Commitment Fee Warrants will become exercisable for each $1,000,000 reduction in the commitment. The Commitment Fee Warrants may be exercised prior to April 21, 2003 at an exercise price of $2.76 per share, subject to adjustment in certain events.

The net proceeds from the issuance and sale of the Convertible Notes and the shares of Common Stock pursuant to the Equity Financing Agreement (if any), together with amounts received upon exercise of the warrants issued in connection with the Securities Purchase Agreements dated as of October 9, 1997, as amended, and April 21, 1998, respectively (collectively, the "Securities Purchase Agreements"), and the Equity Financing Agreement will be used to finance the Company's expansion efforts in Kazakstan and Russia and as working capital.

                                  RISK FACTORS

In addition to considering the other information set forth in, or incorporated by reference into, this Prospectus, prospective investors should carefully consider the following factors in evaluating an investment in the Company. Statements in this Prospectus include forward looking statements that involve a number of risks and uncertainties. These include the Company's lack of profitability, lack of liquidity, need for additional financing, large amount of outstanding debt, the speculative nature of the oil and gas industry and the other risks detailed from time to time in the Company's SEC Reports.

Historical Continuing Losses and Lack of Liquidity; Going Concern Opinion; No Revenues in Last Three Quarters of 1997; Negative Cash Flow of Approximately $5.4 Million for Year Ended December 31, 1997. The Company has not generated a net profit during its last five fiscal years, and no assurance can be given that the Company will generate a profit for any subsequent fiscal year or that the Company will generate sufficient net profits, if any, to repay outstanding indebtedness. In connection with the audit of the Company's financial statements as of December 31, 1997, the Company received a report from Hein + Associates, certified public accountants, which included an explanatory paragraph relating to the Company's ability to continue as a "going concern". Due to the sale of the Columbian properties and the termination of the Refinery lease in the first quarter of 1997, the Company's revenues were only $828,000 for the year ended December 31, 1997, and it incurred a loss of $17,954,000 during such period. The Company has had no revenues from operations for the last three quarters and has had negative cash flow of approximately $5.2 million for the year ended December 31, 1997. The Company will continue to incur losses unless it is successful in its efforts to develop the License Areas in Kazakstan and Russia or the Refinery operations, which business was recently implemented, prove successful.

Dependence on Equity Line, Loans, Revenues from Asphalt Operations and Potential Joint Venture Partners for Capital Needs of the Company. During the next 12 months, the Company expects to expend approximately $14 million, of which approximately $2 million will fund the capital equipment expansion and startup costs of its Refinery; approximately $10 million is expected to be spent on costs associated with its Kazakstan project, and approximately $2 million for other corporate uses. However, in the event the Company obtains a joint venture partner in Kazakstan, its capital requirements there should be significantly less than $10 million during the next 12 months. In the event the Company decides to complete the Zao Nafta transaction, a minimum of $6 to $7 million would be initially required in Russia, approximately $5 million in acquisition cost, and $1 million to $2 million in workover costs to bring the existing 16 wells in Samara into production. As of April 30, 1998, the Company's existing working capital was insufficient to provide the Company with all of the capital it requires to complete its obligations. However, the Company believes that the capital available under the Equity Financing Agreement, together with projected cash flows from the Refinery, will satisfy its capital requirements during the next two years. If cash flow from its Refinery operations are less than anticipated, certain projects may be delayed or canceled, unless the Company is able to obtain alternative financing, as to which there can be no assurance.

Outstanding Convertible Debt. As of May 5, 1998, the Company had outstanding $5.9 million principal amount of the 1997 Notes and $5.0 million principal amount of the Convertible Notes. The Company may prepay the 1997 Notes at the greater of (x) 100% of the principal amount of the 1997 Notes and (y) the number of shares into which the 1997 Notes are convertible plus accrued interest, minus one-third of the difference between (x) and (y). Holders of the 1997 Notes may convert 1/3 of the original principal amount of the 1997 Notes at any time during May and June 1998, respectively, at the lesser of (i) $6.25 per share,
(ii) 85% of the Market Price (as defined) at conversion and (iii) the daily weighted-average sales price reported for the lowest five consecutive trading days during any 40-day period. The proceeds from the 1997 Notes were used for start-up capital for the Refinery and for other corporate projects and general corporate uses. If the Company is unable to repay the 1997 Notes or the Convertible Notes on a timely basis, it believes it will be able to successfully renegotiate new payment terms with the holders of the thereof. However, failure to do so could impede or jeopardize the Company's ability to continue its operations.

IRS Excise Tax Claim. In May 1992, AIRI was advised by the Internal Revenue Service ("IRS") that the IRS was considering an assessment of excise taxes, penalties and interest of approximately $3,500,000 related to the sale of fuel products during 1989.

In November 1997, the Company reached an agreement (the "IRS Agreement") with the IRS to settle this matter by agreeing to pay an aggregate of $646,633 in tax, plus interest accrued for the applicable periods involved. The method and timing of such payment is now being discussed with IRS Collections in Houston, Texas. The Company's proposal calls for the payment of the tax and interest over a period of approximately one year. In the IRS Agreement, the IRS waived all penalties and 75% of the amount of the originally proposed tax liability. The Company continues to maintain that it is not liable for the excise taxes at issue, but agreed to settle the dispute at a significantly lower amount of liability in order to bring this long-running issue to conclusion.

Lack of Proven Reserves of Gas or Oil. Although the Company has identified structures within the Kazakstan License area, the Company has not drilled these prospects and accordingly, does not have any proven reserves of oil and gas. In order to establish such reserves, the Company will have to incur all of the risks associated with such exploration specified below.

Risk of Capital Losses Due to Speculative Nature of Oil and Gas Industry. Oil and gas exploration is extremely speculative, involving a high degree of risk. Even if reserves are found as a result of drilling, profitable production from reserves cannot be assured. No assurance can be given that any wells the Company may drill will recover oil or gas reserves, or in the event reserves are found, that favorable market conditions would exist to recover the costs of drilling or to realize profits. There is also no assurance that the Company's current financial condition and available cash resources will enable the Company to drill offset wells. There can be no assurance that the drilling of any new prospects actually will occur or will be profitable. There is also no assurance that wells will produce oil or gas in sufficient amounts to yield profits or even to return the Company's drilling costs.

Exposure to Losses From Drilling And Other Hazards. Unusual or unexpected formation pressures, down-hole fires or other hazardous conditions may be encountered in drilling oil and gas wells and in the refining of oil. If such hazards are encountered, completion of wells may be substantially delayed and the costs significantly increased. Even though a well is completed and is found to be productive, water or other deleterious substances may be encountered, which may impair or prevent production of oil or gas, and which may adversely affect the Company's operations. In addition, floods and adverse weather conditions hinder or delay feedstock and product movements at the Refinery and drilling and production operations, as can labor disputes, work stoppages, shortages of equipment and materials or the unavailability of oil barges and drilling rigs.

Environmental Hazards. The Company's operations are subject to all of the environmental risks normally incident to oil and gas exploratory, drilling, and refining activities, including, but not limited to, blowouts, pollution and fires. Any of these occurrences could result in environmental damage or destruction, including the discharge of hazardous materials into the environment. Although the Company maintains comprehensive and general liability coverage as is customary in the oil and gas industry, and coverage against certain risks, the Company is not fully covered for damages incurred as a consequence of environmental mishaps. Furthermore, to the extent covered, no assurance can be given that any such coverage would be adequate protection in the event of an environmental problem. Accordingly, no assurance can be given that the Company's operations would not be severely impeded in the event of an environmental mishap or problem.

Potential Cost Increases And Delays Due to Possible Shortages of Personnel And Drilling Equipment. It is possible that field personnel, drilling rigs, pipes, casing, or other tubular goods will not be available when needed for the drilling, completion or operation of the Company's prospects and wells. This possibility could result in drilling or completion delays and, in some instances, result in additional costs beyond normal drilling and completion costs, which could have a material adverse effect on the Company.

Intense Competition And Uncertain Markets. The oil and gas industry, is highly competitive. Many companies, most of which have greater experience and financial resources than the Company, are likely to compete with the Company for producing properties. There can be no assurance that a market will be available for any oil and gas produced by wells in which the Company owns an interest. The Company's success is dependent not only on the productivity of the producing properties and the ultimate sale of said production, but also on (i) the market prices for oil and gas, which are highly unstable, (ii) operating costs incurred in producing the oil and/or gas, (iii) transportation costs, (iv) the cost of crude oil feedstocks, and (v) other factors which may be beyond the control of the Company.

Energy Market Subject to Fluctuation. Revenues generated by the Company's oil and gas operations and the carrying value of its oil and gas properties are highly dependent on the prices for oil and natural gas. The price which the Company receives for its oil is dependent upon numerous factors beyond the control of the Company's Management, the exact effect of which cannot be predicted. These factors include, but are not limited to, (i) the quantity and quality of the oil or gas produced, (ii) the overall supply of domestic and foreign oil or gas from currently producing and subsequently discovered fields,
(iii) the extent of importation of foreign oil or gas, (iv) the marketing and competitive position of other fuels, including alternative fuels, as well as other sources of energy, (v) the proximity, capacity and cost of oil or gas pipelines and other facilities for the transportation of oil or gas, (vi) the regulation of allowable production by governmental authorities, and (vii) international political developments, including nationalization of oil wells and political unrest or upheaval the areas of the world in which the Company has an interest or plans to conduct operations. All of the aforementioned factors, coupled with the Company's ability or inability to engage in effective marketing strategies, may affect the supply or demand for the Company's oil or gas and, thus, the price attainable therefor.

Government Legislation May Limit Revenues or Increase Costs. The oil and gas industry is subject to local governmental regulations which, in the case of the Company, will be the Kazakstan government. This jurisdiction is empowered to enact legislation or regulations to limit the rates at which oil and gas is produced and to impose taxes on oil and gas when sold. Since energy policies are uncertain, no prediction can be made as to the ultimate effect of any such governmental policies and controls upon the Company. The Company will also be subject to the laws of jurisdictions through which oil and gas pipe lines traverse. These jurisdictions also have the power to adversely effect the cost of operations and can impose restrictions on transportation of oil and gas to world markets.

Political and Economic Situation in Kazakstan. The Company's oil and gas exploration is confined at present to Kazakstan. A favorable political climate in Kazakstan and the openness of its markets to United States trade is essential to the success of the Company. The Confederation of Independent States ("CIS"), of which Kazakstan is part, appear to have embraced political reforms and market economies. However, there are no local procedures for such vast changes; the region has known only totalitarianism and a centrally- planned economy for most of this century. Any reversal in such perceived new political and economic trends and policies, or in international trade policy generally, could materially affect the Company's operations. Moreover, the political situation in the Kazakstan, where the Company expects to generate all of its revenues in the near future, remains in constant transition.

Because the CIS countries are in the early stages of development of a market economy, the commercial framework in still developing. New market-oriented laws are being enacted, but their application is still uncertain. Although the Company believes that Kazakstan has advanced in the area of commercial law, Kazakstan laws and courts are not well tested in contract enforcement. Similarly, although Kazakstan law regarding foreign investment provides protection against nationalization and confiscation, there is little or no judicial precedent in this area. There can be no assurance that additional detrimental changes in Kazakstan regulations will not occur. Foreign firms operating in this region may be subject to numerous other risks that are not present in domestic operations, including political strife, the possibility of expropriation, inadequate distribution facilities, restrictions on royalties, dividends and currency remittances, inflation, fluctuations of foreign currencies, high and unpredictable levels of taxation, requirements for governmental approvals for new ventures and local participation in operations. Such problems could have a material adverse effect on the Company's operations abroad.

Inability of The Company to Fully Insure Potential Casualty Losses or Possible Liabilities to Others. The Company has general liability insurance, property insurance, and other insurance. Under the terms of such policies, the Company is insured against covered casualty damages to its property and liabilities to others for negligence and other matters. There is a risk, however, that the Company may not be insured against all losses or liabilities which arise from the hazards inherent in the oil and gas industry, either because insurance protecting against such losses or liabilities is unavailable or because damages may exceed the amount of coverage obtained, or because the Company has elected not to purchase such coverage. In the event the Company incurs uninsured losses or liabilities, the

Company will have to bear fully such losses directly, and its properties and assets may be exposed to forfeiture.

Currency Risks. The recent history of trading in CIS currencies as against the U.S. Dollar has been characterized by significant declines in value and considerable volatility. Although in recent months, CIS currencies have experienced relative stability against the U.S. Dollar, there is a risk of further declines in value and continued volatility in the future. To the extent such major capital expenditures involve importation of equipment and the like, current law permits the conversion of CIS revenues into foreign currency to make such payments. CIS currencies are generally not convertible outside the CIS countries. In the event the Company discovers oil or gas in the License area, the market for the same may exist locally or in world markets. To the extent that production is utilized in the CIS countries, currency liquidity and restrictions may adversely effect the Company. However, the Company may receive and hold U.S. Dollars within the CIS countries, which may mitigate its currency risk there. A market exists within the CIS countries for the conversion of CIS currencies into other currencies, but it is limited in size and is subject to rules limiting the purposes for which conversion may be effected. The limited availability of other currencies may tend to inflate their values relative to the CIS currencies and there can be no assurance that such a market will continue to exist indefinitely. Moreover, the banking systems in the CIS countries are not yet as developed as its Western counterparts and considerable delays may occur in the transfer of funds within, and the remittance of funds out of these countries. Any delay in converting CIS currencies into a foreign currency in order to make a payment or delay in the transfer of such foreign currency could have a material adverse effect on the Company.

Currency Controls; Restrictions on Repatriation of Payments. While applicable legislation in the CIS currently permits the repatriation of profits and capital and the making of other payments in hard currency, the ability of the Company to repatriate such profits and capital and to make such other payments is dependent upon the continuation of the existing legal regimes for currency control and foreign investment, administrative policies and practices in the enforcement of such legal regimes and the availability of foreign exchange in sufficient quantities in those countries.

Legal Risks. The CIS countries lack a fully developed legal system. Their law is evolving rapidly and in ways that may not always coincide with market developments, resulting in ambiguities, inconsistencies and anomalies, and ultimately in investment risk that would not exist in more developed legal systems. For example, the ability of a creditor both to obtain a lien or other similar priority in payment and to enforce such priority is uncertain. Furthermore, effective redress in CIS courts in respect of a breach of law and regulation, or in an ownership dispute, may be difficult to obtain.

Risks Associated with Refinery Operation: Asphalt Production Is a New Venture for the Company. Production and sale of asphalt products is a new business for the Company and has all of the risks and hazards associated with the establishment of a new business. Investors should be aware of the problems, delays, expenses and difficulties encountered by ventures in the early stages of operations. Typical problems include, delays, unanticipated expenses, marketing burdens, the failure to obtain market acceptance of products, competition and production problems, among others.

The Company's asphalt operations will be adversely effected by its failure to recognize and solve any such problems as do arise.

Operation of The Refinery Is Subject to Many of The Risks Associated With The Oil And Gas Industry. Asphalt is a petroleum product and therefore, the production and sale thereof is subject to many of the risks inherent in such industry. Accordingly, investors should review the risk disclosures relative to the production of oil and gas described above. In particular, the production of asphalt is subject to the adverse effects hazards, such as fire, adverse weather, labor disputes, lack of availability of transportation facilities, environmental hazards, cost increases, shortages of equipment and personnel, competition, fluctuation in the costs of crude oil supplies for the Refinery, fluctuations in the price of finished products and transportation, government regulation and inability to adequately and fully insure potential casualty losses. See Risks Associated with Oil and Gas Exploration and Production for a fuller description of the manner in which such factors may adversely effect the Company's oil and gas operations generally, and the Refinery, particularly.

Blank Check Preferred Stock and Control of the Company. The Company's Certificate of Incorporation authorizes the issuance of Preferred Stock with such designations, rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without shareholder approval, to issue Preferred Stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of the Common Stock. Although there are no present plans, agreements, commitments or undertakings with respect to the Company's issuance of any shares of Preferred Stock, any such issuances may be deemed to be an anti-takeover device which could be utilized as a method of discouraging, delaying or preventing a change in control of the Company or to dilute the public ownership of the Company and give clear control of the Company to current Management, and there can be no assurance that the Company will not issue such shares.

Adverse Effect of Potential Future Sales of Common Stock Under Rule 144 or this Registration Statement. Of the Company's 51,573,761 issued and outstanding shares of Common Stock as of May 5, 1998, approximately 1,787,267 shares are "restricted securities" (not including the shares being registered in the Registration Statement), as that term is defined under Rule 144 under the Securities Act. The Company is unable to predict the effect that sales of Common Stock pursuant to the Registration Statement, Rule 144 or otherwise may have on the then existing market price of the Company's Common Stock. The possibility exists that the sale of any of these shares, or even the potential of such sales, may have a depressive effect on the price of the Company's Common Stock in any public trading market. This could impair the Company's ability to raise additional equity capital.

Shares Outstanding; Shares Eligible For Future Sale; Future Sale of Shares May Cause Dilution And Adversely Effect Stock Price. The Company has 100,000,000 authorized shares of Common Stock, of which 51,573,761 were issued and outstanding as of May 5, 1998. In the event all of the issued and outstanding options and warrants are exercised and all outstanding convertible debentures are converted pursuant to their terms, approximately 60,479,281 shares of Common Stock would be outstanding as of the date of this filing. Issuance of such securities may have a dilutive effect on the Company's Common Stock and adversely effect the price of the Company's

Common Stock in the market. Management will have broad discretion with respect to the issuance of the remaining authorized but unissued shares, including discretion to issue such shares in compensatory and acquisition transactions. In the event that the Company seeks to procure additional financing through the sale and issuance of its securities, or in the event that current warrantholders, optionholders or debentureholders exercise or convert their securities into shares of Common Stock, the then current shareholders of the Company may suffer immediate and substantial dilution in their percentage ownership of shares of the Common Stock. In addition, the future issuance of shares below the then current market price of the Common Stock may have a depressive effect in the future market price of the Common Stock, although such market price is subject to numerous factors, many of which are beyond the Company's control, including general economic business conditions and the then current economic condition of the oil and gas industry.

Procurement and Retention of Key Personnel; Dependence on Key Personnel. The success of the Company is dependent upon the efforts, abilities and expertise of its Chief Executive Officer, George N. Faris, as well the Company's Chief Financial Officer, Denis J. Fitzpatrick. The Company has entered into an employment agreement with Dr. Faris. Each of these officers intends to devote substantially all of his business time to the Company's affairs. The Company's future success is also dependent, in part, on the ability of the Company to attract and retain qualified personnel. No assurance can be given, however, that the Company will be able to attract qualified individuals, and if hired, that the Company would be able to retain such persons in its employ. As compared to other publicly traded oil and gas companies, the Company has fewer resources to attract and/or retain key personnel, and the Company does not have the depth of managerial employees to rely upon in the event of the loss of any single employee. Accordingly, the loss of any key employee could have a material adverse affect on the operation of the Company's business and may have greater adverse consequences to the Company than to other publicly traded oil and gas companies. The Company maintains a $2,000,000 key man life insurance policy on the life of its Chief Executive Officer, Dr. George N. Faris.

Possible Volatility of Market Price of Common Stock. The market price of the Common Stock may be highly volatile. Factors such as the Company's financial results, financing efforts and various factors affecting the oil and gas industry generally may have a significant impact on the market price of the Company Stock. Additionally, in the last several years, the stock market has experienced a high level of price and volume volatility, and market prices for many companies, particularly small and emerging growth companies, the common stock of which trade in the over-the-counter market, have experienced wide price fluctuations and volatility which have not necessarily been related to the operating performance of such companies. Any such fluctuations, or general economic and market trends, could adversely affect the market price of the Common Stock. Due to all of the foregoing factors, it is likely that in some future quarter the Company's operating results will be below the expectations of public market analysts and investors. In that event, the price of the Common Stock would likely be materially adversely affected.

Absence of Dividends. The Company has not paid any cash dividends on its Common Stock since inception and does not expect to declare or pay any cash dividends in the foreseeable future. The Company expects to invest earnings, if any, to finance the Company's operations and to the development of its businesses. Furthermore, the Securities Purchase Agreement prohibits the Company from paying cash dividends or making other Restricted Payments (as defined) in excess of $50,000 per year.

Continued Listing Requirements for Nasdaq Securities. The Company's securities are traded on the Nasdaq National Market System ("Nasdaq- NMS"), but there can be no assurance that the Company will meet the maintenance criteria for the continued listing of its securities on Nasdaq-NMS. Continued listing on Nasdaq-NMS requires, among other criteria, a company to have tangible assets of at least $4,000,000 and that the listed security(s) (other than those owned by directors, officers, and other beneficial owners of more than 10% of such securities) have a market value of at least $5,000,000 and a minimum bid price of $1.00. Although the Company currently satisfies Nasdaq-NMS maintenance criteria, there can be no assurance that it will continue to do so. If in the future the Company is unable to satisfy Nasdaq-NMS criteria for continued listing of its securities, they may be delisted therefrom. In that event, the Company would seek to have its securities listed on The Nasdaq Small Cap Market or other securities exchange, subject to the Company's ability to satisfy the eligibility criteria for listing. If the Company were unable to obtain any such listing, trading, if any, in the Company's securities would thereafter have to be conducted in the OTC "Bulletin Board." As a result, an investor might find it more difficult to dispose of the Common Stock due to the reduced visibility of the Company on the market.

Disclosure Relating to Low-Priced Stocks. Restrictions on Resales of Low-Priced Stocks and Restrictions on Broker- Dealer Sales. The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in "penny stocks." Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on Nasdaq, provided that current price and volume information with respect to transactions in that security is provided by the exchange or system). The penny stock rules, particularly Rule 15g-9, require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the Commission that provides information about penny stocks and the nature and level of risks in the penny stock market. Bid and offer quotations, and the broker dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules.

If the Common Stock were no longer traded on Nasdaq, the Common Stock, depending on its market price, would be subject to the penny stock rules. If the Company's securities become subject to the penny stock rules, investors in this offering may find it more difficult to sell the Company's securities. At present, the Company's securities do not come within the definitional scope of these regulations.

Speculative Nature of Options And Warrants. As of May 5, 1998, the Company had outstanding an aggregate of 5,328,020 warrants, at exercise prices ranging from $.40 to $3.00 per share with expiration dates of from January 12, 1999 to April 21, 2003. The Company also had outstanding employee stock options to purchase an aggregate of 3,577,500 shares of Common Stock exercisable at exercise prices ranging from $.50 to $4.28 per share with expiration dates of from December 31, 1999 to December 31, 2002. Options and warrants are generally more speculative than Common Stock issuable on the exercise thereof. During the term of the options and warrants, the holders thereof are given the opportunity to profit from a rise in the market price of the Company's Common Stock, subject, in certain cases, to the Company's right of redemption. Historically, the percentage increase or decrease in the market price of an option or warrant has tended to be greater than the percentage increase or decrease in the market price of the underlying common shares. The holders of options and warrants would be most likely to exercise them and purchase the Company's Common Stock at a time when the Company could obtain capital by a new offering of securities on terms more favorable than those provided by the options and warrants. Consequently, the terms on which the Company could obtain additional capital during such period may be adversely affected.


                             SELLING SECURITYHOLDERS

     The following table sets forth the names of the Selling Securityholders, the number of shares of Common Stock beneficially owned by each Selling Securityholder as of April 21, 1998, and the number of Shares that each may offer, and the number of shares of Common Stock beneficially owned by each Selling Securityholder upon completion of the Offering. The number of Shares sold by each Selling Securityholder may depend upon a number of factors, including, among other things, the market price of the Common Stock. None of the Selling Securityholders has, or within the past three years has had, any position, office or other material relationship with the Company or any of its predecessors or affiliates.

------------------------------------------------------------------------------------------------------
                                                            Shares of
                                   Shares of Common        Common Stock          Shares of Common
                                  Stock Owned Before      Offered in the           Stock Owned
                                      Offering(1)            Offering             After Offering
------------------------------------------------------------------------------------------------------
      Name of Selling          Number         Percent        Number             Number      Percent
       Securityholder
------------------------------------------------------------------------------------------------------
Infinity Emerging              1,002,329(3)     2.0 %        1,634,867(4)        (5)          (5)
Opportunities Limited (2)
------------------------------------------------------------------------------------------------------
Summit Capital Limited (2)       501,165(3)     1.0 %        1,113,650(4)        (5)          (5)
------------------------------------------------------------------------------------------------------
Glacier Capital Limited (2)      501,165(3)     1.0 %        1,113,650(4)        (5)          (5)
------------------------------------------------------------------------------------------------------
Infinity Investors Limited
(2)                            3,006,987(3)     5.9 %        6,547,035(4)        (5)          (5)
------------------------------------------------------------------------------------------------------
LKB Financial LLC (6)            261,500(7)       *            118,500(8)        (5)          (5)
------------------------------------------------------------------------------------------------------

---------------
*    Less than one percent (1%).

(1) Unless otherwise indicated, each person has sole investment and voting power with respect to the shares indicated. For purposes of computing the percentage of outstanding shares held by each Selling Securityholder on April 21, 1998, any security which such person has the right to acquire within 60 days after such date is deemed to be outstanding for the purpose of computing the percentage ownership for such person, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. Each of the Selling Securityholders specifically disclaims beneficial ownership of the shares of Common Stock held (or that it may acquire upon exercise or conversion of any derivative securities held) by the other Selling Securityholders and, as such, the number of shares of Common Stock represented hereby does not reflect any shares of Common Stock beneficially owned by any other Selling Securityholder.

(2) The address of the principal business office of the Selling Securityholder is 38 Hertfort Street, London, England W1Y 776.

(3) Includes shares acquired upon conversion of the 1997 Notes and shares that may be acquired upon conversion of the Convertible Notes and the exercise of the Securities Purchase Agreement Warrants, the Closing Warrants and the warrants issued in connection with the issuance and sale of the 1997 Notes pursuant to the Securities Purchase Agreement dated as of October 9, 1997, as amended. All information concerning beneficial ownership of the Common Stock by the Selling Securityholders as of April 21, 1998 is based upon a Schedule 13G filed by the Selling Securityholder. Pursuant to the terms of the Securities Purchase Agreements and the Equity Financing Agreement, the securities issued in the transactions which are the subject thereof are not issuable, convertible or exercisable, as the case may be, at any time for any number of shares of Common Stock in excess of that number which would render the Selling Securityholders, as a group, the beneficial owners of more than 9.99% of the then issued and outstanding shares of Common Stock of the Company, except upon the occurrence of certain material contingencies not within the control of the Selling Securityholders, as described in those agreements.

(4) Represents shares of Common Stock issuable upon exercise of the warrants issued pursuant to the Securities Purchase Agreements and upon conversion of the Convertible Notes at an assumed conversion price of $1.63, representing 85% of the lowest five consecutive daily weighted average sales price of the Common Stock on the Nasdaq National Market for the 40-day trading period preceding May 11, 1998.

(5) Since each of the Selling Securityholders may sell all, some or none of the shares of Common Stock that it holds, no estimate can be given as to the number of shares of Common Stock that will be held by each of the Selling Securityholders upon completion of this offering. See "Plan of Distribution."

(6) The address of the principal business of the Selling Securityholder is 4555 Mansell Road, Suite 300, Alpharetta, Georgia 30202.

(7) Represents shares of Common Stock issuable upon exercise of warrants issued as a finder's fee in connection with the Securities Purchase Agreement.

      Additional information concerning the number of shares of Common Stock to be sold by the Selling Securityholders may be set forth from time to time in prospectus supplements to this Prospectus. See "Plan of Distribution."

      The Shares have been registered pusuant to the registration rights granted to the Selling Securityholders. All of the registration and filing fees, printing expenses, blue sky fees, if any, fees and disbursements of counsel for the Company, and certain fees and disbursements of one counsel for the Selling Securityholders (not to exceed $25,000) will be paid by the Company; provided, however, that any underwriting discounts and selling commissions will be borne by the Selling Securityholders. In addition, the Company has agreed to indemnify the Selling Securityholders, underwriters who may be selected by the Selling Securityholders and certain affiliated parties, against certain liabilities, including liabilities under the Securities Act, in connection with the offering. The Selling Securityholders also have agreed, at the request of the Company, to indemnify its officers, directors and "controlling persons" against such liabilities. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

                              PLAN OF DISTRIBUTION

      Sales of the Shares may be made from time to time by the Selling Securityholders, or, subject to applicable law, by pledgees, donees, distributees, transferees or other successors in interest. Such sales may be made on the Nasdaq National Market or other over-the-counter markets, in privately negotiated transactions or otherwise or in a combination of such transactions at prices and at terms then prevailing or at prices related to the then current market price, or at privately negotiated prices. In addition, any Shares covered by this Prospectus which qualify for sale pursuant to Section 4(1) of the Securities Act or Rule 144 promulgated thereunder may be sold under such provisions rather than pursuant to this Prospectus. Without limiting the generality of the foregoing, the Shares may be sold in one or more of the following types of transactions: (a) a block trade in which the broker-dealer so engaged will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (d) face-to-face transactions between sellers and purchasers without a broker-dealer. In effecting sales, brokers or dealers engaged by the Selling Securityholders may arrange for other brokers or dealers to participate in the resales.

      In connection with distributions of the Shares or otherwise, the Selling Securityholders may enter into hedging transactions with broker-dealers. In connection with such transactions, broker-dealers may engage in short sales of the Shares in the course of hedging the positions they assume with Selling Securityholders. The Selling Securityholders also may sell Shares short and deliver the Shares to close out such short positions. The Selling Securityholders also may enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the Shares, which the broker-dealer may resell pursuant to this Prospectus. The Selling Securityholders also may pledge the Shares to a broker or dealer and upon a default, the broker or dealer may effect sales of the pledged Shares pursuant to this Prospectus.

      Brokers, dealers or agents may receive compensation in the form of commissions, discounts or concessions from Selling Securityholders in amounts to be negotiated in connection with the sale. Such brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales and any such commission, discount or concession may be deemed to be underwriting discounts or commissions under the Securities Act.

      Information as to whether underwriters who may be selected by the Selling Securityholders, or any other broker-dealer, is acting as principal or agent for the Selling Securityholders, the compensation to be received by underwriters who may be selected by the Selling Securityholders, or any broker-dealer, acting as principal or agent for the Selling Securityholders and the compensation to be received by other broker-dealers, in the event the compensation of such other broker-dealers is in excess of usual and customary commissions, will, to the extent required, be set forth in a supplement to this Prospectus (the "Prospectus Supplement"). Any dealer or broker participating in any distribution of the Shares may be required to deliver a copy of this Prospectus, including the

Prospectus Supplement, if any, to any person who purchases any of the Shares from or through such dealer or broker.

      The Company has advised the Selling Securityholders that during such time as they may be engaged in a distribution of the Shares they are required to comply with Regulation M promulgated under the Exchange Act. With certain exceptions, Regulation M precludes any Selling Securityholder, any affiliated purchasers and any broker-dealer or other person who participates in such distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the Common Stock.

      It is anticipated that the Selling Securityholders will offer all of the Shares for sale. Further, because it is possible that a significant number of Shares could be sold at the same time hereunder, such sales, or the possibility thereof, may have a depressive effect on the market price of the Company's Common Stock.


                                  LEGAL MATTERS

The validity of the shares of Common Stock offered hereby has been passed upon for the Company by Snow Becker Krauss P.C., 605 Third Avenue, New York, New York 10158. Snow Becker Krauss P.C. and an affiliated investment partnership hold 586,205 shares of Common Stock, all of which was issued to it in exchange for legal fees and disbursements.


                                     EXPERTS

The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K of American International Petroleum Corporation for the years ended December 31, 1996 and 1997, have been so incorporated in reliance upon the report (which contains an explanatory paragraph relating to the Company's ability to continue as a going concern as described in Note 2 to the financial statements) of Hein + Associates LLP, independent certified public accountants, given upon the authority of said firm as experts in accounting and auditing for the years. The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K of American International Petroleum Corporation for the year ended December 31, 1995, have been so incorporated in reliance upon the report of Bernardo Villegas Perez, independent auditor, given upon the authority of said firm as an expert in auditing for the year. The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K of American International Petroleum Corporation for the year ended December 31, 1995, have been so incorporated in reliance upon the report (which contains an explanatory paragraph relating to the Company's ability to continue as a going concern as described in Notes 2 and 11 to the financial statements) of Price

Waterhouse LLP, independent certified public accountants, given upon the authority of said firm as experts in accounting and auditing for the year.

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution

      The following table sets forth the estimated expenses which will be paid by the Registrant in connection with the issuance and distribution of the shares of Common Stock being registered hereby:

Securities and Exchange Commission registration fee..................$  8,581.72
Legal fees and expenses..............................................  15,000.00
Accounting fees......................................................   5,000.00
Printing.............................................................   2,500.00
Miscellaneous........................................................   1,418.28
                                                                     -----------
               Total.................................................$ 32,500.00
                                                                     ===========

Item 15.    Indemnification of Directors and Officers

Under Section 78.751 of the Nevada Corporation Law ("NCL"), directors and officers may be indemnified against judgments, fines and amounts paid in settlement and reasonable expenses (including attorneys' fees), actually and reasonably incurred as a result of specified actions or proceedings (including appeals), whether civil or criminal (other than an action by or in the right of the corporation - a "derivative action") if they acted in good faith and for a purpose which they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard of care is applicable in the case of derivative actions, except that indemnification only extends to amounts paid in settlement and reasonable expenses (including attorneys' fees) actually and reasonably incurred by them in connection with the defense or settlement of such an action (including appeals), except in respect of a claim, issue or matter as to which such person shall have been finally adjudged to be liable to the corporation, unless and only to the extent a court of competent jurisdiction deems proper.

In accordance with Section 78.037(1) of the NCL, Article VIII of the Registrant's Certificate of Incorporation, as amended, eliminates the personal liability of the Registrant's directors to the Registrant or its shareholders for monetary damages for breach of their fiduciary duties as directors, with certain limited exceptions set forth in said Article VIII and Section 78.037(1).

Article VII of the Registrant's Bylaws provides for indemnification of directors, officers and others as follows:

                  "On the terms, to the extent, and subject to the condition prescribed by statute and by such rules and regulations, not inconsistent with statute, as the Board of Directors may in its discretion impose in general or particular cases or classes of cases, (a) the Corporation shall indemnify any person made, or threatened to be made, a party to an action or proceeding, civil or criminal, including an action by or in the right of any other corporation of any type or kind, domestic or foreign, or any partnership, joint venture, trust, employee benefit plan or other enterprise which any director or officer of the Corporation served in any capacity at the request of the Corporation, by reason of the fact that he, his testator or intestate, was a director or officer of the joint venture, trust, employee benefit plan or other enterprise in any capacity, against judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys' fees of any such action or proceeding, or any appeal therein, and (b) the Corporation may pay, in advance of final disposition of any such action or proceeding, expenses incurred by such person in defending such action or proceeding. On the terms, to the extent, and subject to the conditions prescribed by statute and by such rules and regulations, not inconsistent with statute, as the Board of Directors may in its discretion impose in general or particular cases or classes of cases, (a) the Corporation shall indemnify any person made a party to an action by or in the right of the Corporation to procure a judgment in its favor, by reason of the fact that he, his testator or intestate, is or was a director or officer of the Corporation, against the reasonable expenses, including attorneys' fees, actually and necessarily incurred by him in connection with the defense of such action, or in connection with an appeal therein, and (b) the Corporation may pay, in advance of final disposition of any such action, expenses incurred by such person in defending such action or proceeding."

The Registrant maintains insurance, at its expense, to reimburse itself and directors and officers of the Registrant and of its direct and indirect subsidiaries against any expense, liability or loss arising out of indemnification claims against directors and officers and to the extent otherwise permitted under the NCL.

Section 2.7(a) of the Registration Rights Agreement among the Registrant and the Selling Securityholders provides for indemnification by the Registrant of the Selling Securityholders, any underwriters who participate in the distribution of the Shares of Common Stock offered hereby on behalf of the Selling Securityholders, the directors, officers and any persons who control the Selling Securityholders against certain liabilities under the Securities Act. In addition, Section 2.7(b) of the Registration Rights Agreement provides that, at the request of the Registrant, the Selling Securityholders will indemnify the Registrant and its directors, officers and any persons who control the Registrant against certain liabilities under the Securities Act (the "Securities Act").

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 16.    Exhibits

4.1         Form of 14% Convertible Note due April 21, 2000

4.2 Form of Warrant issued pursuant to the Securities Purchase Agreement dated as of April 21, 1998.

4.3* Form of Warrant issued pursuant to the Securities Purchase Agreement dated as of October 9, 1997.

4.4         Securities Purchase Agreement dated as of April 21, 1998.

4.5 Agreement and First Amendment dated as of April 21, 1998 to Securities Purchase Agreement dated as of October 9, 1997.

4.6         Registration Rights Agreement dated as of April 21, 1998.

5.1         Opinion of Snow Becker Krauss P.C.

23.1        Consent of Snow Becker Krauss P.C. (contained in Exhibit 5.1).

23.2        Consent of Price Waterhouse LLP.

23.3        Consent of Hein + Associates LLP.

23.4        Consent of Bernardo Villagas Perez

24.1 Powers of Attorney (included on the signature page of this Registration Statement)

----------
* Incorporated by reference to the Registrant's Quarterly Report on Form 10-QSB for the fiscal quarter ended September 30, 1997.

Item 17. Undertakings.

      The undersigned Registrant hereby undertakes that it will:

      (a)   (l)   File, during any period in which it offers or
                  sells the securities offered hereby, a post-effective amendment to this registration statement to:

            (i) Include any prospectus required by Section 10(a)(3) of the Securities Act.

            (ii) Reflect in the prospectus any facts or events which, individually or in the aggregate, represents a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

            (iii) Include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

            (2) For determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            (3) Remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

            (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or controlling persons of the Registrant pursuant to any arrangement, provision or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on May 11, 1998.

                  AMERICAN INTERNATIONAL PETROLEUM CORPORATION

                                         By:    /s/ Dr. George N. Faris
                                                Dr. George N. Faris
                                                Chief Executive Officer

                                POWER OF ATTORNEY

Each of the undersigned hereby authorizes George N. Faris and/or Denis J. Fitzpatrick as his attorneys-in-fact to execute in the names of each such person and to file such amendments (including post-effective amendments) to this registration statement as the Registrant deems appropriate and appoints such persons as attorneys-in-fact to sign on his behalf individually and in each capacity stated below and to file all amendments, exhibits, supplements and post-effective amendments to this registration statement.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons on May 11, 1998 in the capacities stated.

Signature                                Title

/s/ George N. Faris
-------------------
George N. Faris                    Chief Executive Officer and Chairman of the
                                   Board of Directors (principal executive
                                   officer)

/s/ Denis J. Fitzpatrick
------------------------
Denis J. Fitzpatrick               Vice President, Chief Financial Officer and
                                   Secretary (principal financial and accounting
                                   officer)

/s/ Donald G. Rynne
-------------------
Donald G. Rynne                    Director


/s/ Daniel Y. Kim
-----------------
Daniel Y. Kim                      Director

/s/ William R. Smart
--------------------
William R. Smart                   Director

                                  EXHIBIT INDEX

Exhibit No.                     Description

4.1         Form of 14% Convertible Note due April 21, 2000

4.2 Form of Warrant issued pursuant to the Securities Purchase Agreement dated as of April 21, 1998.

4.3* Form of Warrant issued pursuant to the Securities Purchase Agreement dated as of October 9, 1997.

4.4         Securities Purchase Agreement dated as of April 21, 1998.

4.5 Agreement and First Amendment dated as of April 21, 1998 to Securities Purchase Agreement dated as of October 9, 1997.

4.6         Registration Rights Agreement dated as of April 21, 1998.

5.1         Opinion of Snow Becker Krauss P.C.

23.1        Consent of Snow Becker Krauss P.C. (contained in Exhibit 5.1).

23.2        Consent of Price Waterhouse LLP.

23.3        Consent of Hein + Associates LLP.

23.4        Consent of Bernardo Villagas Perez

24.1 Powers of Attorney (included on the signature page of this Registration Statement)

----------
* Incorporated by reference to the Registrant's Quarterly Report on Form 10-QSB for the fiscal quarter ended September 30, 1997.